Sheet1

PASSED	FUND	2. Indep Auditors	% of Voted	% of Total	3. Trustees to Reg the fund Master/Feeder Structure	% of Voted	% of Total
07/25/2000	Corp Fund Accumulation Program (CIAP)
	For All	1,927,762	94.70	45.4	1,758,003	86.36	38.67
	Withhold All	11,965	0.58	0.26	108,289	5.31	2.38
	For All Except	95,837	4.70	2.1	169,235	8.31	3.72
	Broker Non Vote

Last Updated on 02/21/2001
By MLMAG